UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.    )*

Jackson Hewitt Tax Service Inc.

(Name of Issuer)

Common Stock $0.01 par value

(Title of Class of Securities)

468202106

(CUSIP Number)

December 28, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 468202106

Page 2 of 15 Pages

13G

1.

NAME OF REPORTING PERSONS

Freestone Capital Management, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  ☑

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

1,633,968

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

1,633,968

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,633,968

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12.

TYPE OF REPORTING PERSON

OO

CUSIP NO. 468202106

Page 3 of 15 Pages

13G

1.

NAME OF REPORTING PERSONS

Freestone Capital Holdings, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  ☑

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

1,633,968

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

1,633,968

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,633,968

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12.

TYPE OF REPORTING PERSON

IA

CUSIP NO. 468202106

Page 4 of 15 Pages

13G

1.

NAME OF REPORTING PERSONS

Sienna Financial Services, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  ☑

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

1,633,968

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

1,633,968

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,633,968

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12.

TYPE OF REPORTING PERSON

OO

CUSIP NO. 468202106

Page 5 of 15 Pages

13G

1.

NAME OF REPORTING PERSONS

The Sienna Group, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  ☑

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

1,633,968

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

1,633,968

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,633,968

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12.

TYPE OF REPORTING PERSON

OO

CUSIP NO. 468202106

Page 6 of 15 Pages

13G

1.

NAME OF REPORTING PERSONS

Sienna Management, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  ☑

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

1,633,968

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

1,633,968

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,633,968

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12.

TYPE OF REPORTING PERSON

OO

CUSIP NO. 468202106

Page 7 of 15 Pages

13G

1.

NAME OF REPORTING PERSONS

Scott Svenson

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  ☑

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

1,633,968

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

1,633,968

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,633,968

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 468202106

Page 8 of 15 Pages

13G

1.

NAME OF REPORTING PERSONS

Gary Furukawa

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  ☑

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

16,257

6.  SHARED VOTING POWER

1,633,968

7. SOLE DISPOSITIVE POWER

16,257

8. SHARED DISPOSITIVE POWER

1,633,968

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,650,225

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12.

TYPE OF REPORTING PERSON

IN

Item 1.

(a)

Name of Issuer:   Jackson Hewitt Tax Service Inc.

(b)

Address of Issuer's Principal Executive Offices:

3 Sylvan Way
Parsippany, New Jersey  07054

Item 2.

(a)

Names of persons filing:  See Cover Pages, Item 1.

(b)

Address of Principal Business Office or, if none, Residence:

c/o Freestone Capital Management, LLC

1918 Eighth Ave, Suite 3400

Seattle, Washington 98101

(c)

Citizenship:  See Cover Pages, Item 4.

(d)

Title of class of Securities:   Common Stock, $0.01 par value per share (“Common Stock”)

(e)

CUSIP No.:   468202106

Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4. Ownership

See Cover Pages, Items 5 through 11.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 28,768,695 shares of Common Stock outstanding as of February 28, 2010, as reported by the Issuer in its Form 10-Q for the quarterly period ended January 31, 2010, filed on March 17, 2010.

The securities reported in this Schedule 13G (with the exception of 16,257 shares of Common Stock held by Mr. Furukawa for his own personal accounts) were held as of the date hereof by Freestone Opportunity Partners LP, a Delaware limited partnership (“FOP”), Freestone Opportunity Qualified Partners LP, a Delaware limited partnership (“FOQP”), and approximately 775 individual accounts managed by FCM (the “Managed Accounts”).  Freestone Capital Management, LLC, a Delaware limited liability company (“FCM”), is the investment adviser to FOP, FOQP, and each of the Managed Accounts.  Freestone Capital Holdings, LLC, a Delaware limited liability company (“FCH”), is the sole member and manager of FCM.  Sienna Financial Services, LLC, a Delaware limited liability company (“SFS”), holds a majority interest in FCH.  The Sienna Group, LLC, a Washington limited liability company (“TSG”), is the manager of SFS.  Sienna Management, LLC, a Washington limited liability company (“SM”), is the manager of TSG.  Scott Svenson is the Manager of SM.  Gary Furukawa is a portfolio manager of FOP, FOQP, and each of the Managed Accounts and a member of FCH.  FCM, FCH, SFS, SM, TSG, Scott Svenson and Gary Furukawa are collectively referred to as the “Reporting Persons” in this Schedule 13G.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above were not acquired, and are not held, for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired, and are not held, by the undersigned in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

Dated: April 23, 2010

FREESTONE CAPITAL MANAGEMENT, LLC

BY: FREESTONE CAPITAL HOLDINGS, LLC, its Manager

By:

/s/Scott Svenson

Name:

Scott Svenson

Title:

Chief Executive Officer

FREESTONE CAPITAL HOLDINGS, LLC

By:

/s/Scott Svenson

Name:

Scott Svenson

Title:

Chief Executive Officer

SIENNA FINANCIAL SERVICES, LLC

BY: THE SIENNA GROUP, LLC, its Manager

BY: SIENNA MANAGEMENT, LLC, manager of the Sienna Group, LLC

By:

/s/Scott Svenson

Name:

Scott Svenson

Title:

Manager

THE SIENNA GROUP, LLC

BY: SIENNA MANAGEMENT, LLC, its Manager

By:

/s/Scott Svenson

Name:

Scott Svenson

Title:

Manager

SIENNA MANAGEMENT, LLC

By:

/s/Scott Svenson

Name:

Scott Svenson

Title:

Manager

/s/Scott Svenson

Scott Svenson

/s/Gary Furukawa

Gary Furukawa

INDEX TO EXHIBITS

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                           EXHIBIT Exhibit A    Agreement of Reporting Persons

EXHIBIT A

Agreement of Reporting Persons

Each of the undersigned hereby agree to file jointly this Schedule to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to this Schedule, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  April 23, 2010

FREESTONE CAPITAL MANAGEMENT, LLC

BY: FREESTONE CAPITAL HOLDINGS, LLC, its Manager

By:

/s/Scott Svenson

Name:

Scott Svenson

Title:

Chief Executive Officer

FREESTONE CAPITAL HOLDINGS, LLC

By:

/s/Scott Svenson

Name:

Scott Svenson

Title:

Chief Executive Officer

SIENNA FINANCIAL SERVICES, LLC

BY: THE SIENNA GROUP, LLC, its Manager

BY: SIENNA MANAGEMENT, LLC, manager of the Sienna Group, LLC

By:

/s/Scott Svenson

Name:

Scott Svenson

Title:

Manager

THE SIENNA GROUP, LLC

BY: SIENNA MANAGEMENT, LLC, its Manager

By:

/s/Scott Svenson

Name:

Scott Svenson

Title:

Manager

SIENNA MANAGEMENT, LLC

By:

/s/Scott Svenson

Name:

Scott Svenson

Title:

Manager

/s/Scott Svenson

Scott Svenson

/s/Gary Furukawa

Gary Furukawa